STATEMENT OF INVESTMENTS

Dreyfus Worldwide Dollar Money Market Fund, Inc.

January 31, 2007 (Unaudited)

Negotiable Bank Certificates of Deposit--36.3%	Principal Amount ($)	Value ($)
Banca Monte dei Paschi di Siena SpA (Yankee)		
5.30%, 2/6/07	25,000,000	25,000,000
Bank of America N.A.		
5.32%, 3/21/07	30,000,000 a	30,000,000
Barclays Bank PLC (Yankee)		
5.25%, 6/8/07	25,000,000	25,000,000
Calyon (Yankee)		
5.31%, 3/1/07	25,000,000	25,000,000
Canadian Imperial Bank of Commerce (Yankee)		
5.25%, 5/31/07	2,700,000	2,700,214
Credit Suisse (Yankee)		
5.31%, 2/28/07	20,000,000	20,000,000
DEPFA BANK PLC (Yankee)		
5.30%, 4/4/07	30,000,000 b	30,000,000
HBOS Treasury Services PLC (Yankee)		
5.25%, 5/31/07	10,300,000	10,300,815
HSH Nordbank AG (Yankee)		
5.31%, 3/1/07	25,000,000 b	24,999,976
Landesbank Baden-Wuerttemberg (Yankee)		
5.30%, 2/9/07	20,730,000	20,729,995
Societe Generale (London)		
5.32%, 2/5/07	30,000,000	30,000,208
Wilmington Trust Co., DE		
5.40%, 3/19/07	10,000,000	10,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $253,731,208)		**253,731,208**
Commercial Paper--49.4%		
Amstel Funding Corp.		
5.30%, 3/5/07	25,000,000 b	24,883,778
BNP Paribas Finance Inc.		
5.31%, 3/5/07	25,000,000	24,883,667
Cancara Asset Securitisation Ltd.		
5.32%, 2/27/07	3,951,000 b	3,936,019
Citigroup Funding Inc.		
5.33%, 2/16/07	30,000,000	29,934,250
Cullinan Finance Ltd.		
5.38%, 3/13/07	30,000,000 b	29,825,333
Danske Corp., Delaware		
5.32%, 4/27/07	25,000,000	24,693,941
Deutsche Bank Financial LLC		
5.27%, 2/1/07	25,000,000	25,000,000
Edison Asset Securitization L.L.C.		
5.26%, 6/1/07	13,470,000 b	13,239,663
FCAR Owner Trust, Ser. I		
5.38%, 3/14/07	10,000,000	9,940,322
Harrier Finance Funding Ltd.		

5.32%, 2/26/07	30,000,000 b	29,890,625
Lexington Parker Capital Co. LLC		
5.34%, 4/4/07	25,000,000 b	24,775,250
Mane Funding Corp.		
5.31%, 4/17/07	21,733,000 b	21,495,748
Prudential Funding LLC		
5.27%, 2/1/07	25,000,000	25,000,000
Sigma Finance Inc.		
5.31%, 3/6/07	30,000,000 b	29,856,038
Svenska Handelsbanken Inc.		
5.31%, 4/19/07	29,000,000	28,674,974
Total Commercial Paper		
(cost $346,029,608)		**346,029,608**
Corporate Notes--7.9%		
Links Finance LLC		
5.33%, 10/25/07	25,000,000 a,b	24,998,178
Westpac Banking Corp.		
5.29%, 2/16/07	30,000,000 a	30,000,000
Total Corporate Notes		
(cost $54,998,178)		**54,998,178**
Time Deposits--6.4%		
Branch Banking & Trust Co. (Grand Cayman)		
5.25%, 2/1/07	20,000,000	20,000,000
Manufacturers & Traders Trust Company (Grand Cayman)		
5.29%, 2/1/07	25,000,000	25,000,000
Total Time Deposits		
(cost $45,000,000)		**45,000,000**
Total Investments (cost $699,758,994)	**100.0%**	**699,758,994**
Liabilities, Less Cash and Receivables	**(.0%)**	**(349,139)**
Net Assets	**100.0%**	**699,409,855**

a   Variable rate security--interest rate subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2007, these securities amounted to $257,900,608 or 36.9% of net assets.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.